The Marquie Group, Inc.

7901 4th Street North, Suite 4887

St. Petersburg, FL 33702

October 24, 2024

Division of Corporation Finance

Securities and Exchange Commission

Re:	Marquie Group, Inc.
Registration Statement on Form S-1
Filed October 3, 2024
File No. 333-282485

Dear Sir/Madam:

In response to your letter dated October 17, 2024, the following information is hereby submitted on behalf of The Marquie Group, Inc. (the "Company"). Amendment No. 1 to the Registration Statement on S-1 is being filed in conjunction with this correspondence. For your convenience, we have reproduced the Staff's comments below in italicized text immediately before our response.

Registration Statement on Form S-1

Cover Page

1.	Your disclosure that the selling stockholder "is not a broker-dealer, is not an affiliate of a broker dealer, and does not have any agreement or understanding, directly or indirectly, with any person to distribute our common stock" is inconsistent with your disclosure on page 9 that the selling stockholder is an underwriter. Please revise or advise.

Response: We have updated the Registration Statement as requested.

Forward-Looking Statements and Projections, page 1

2.	Please remove your references here and on page 17 to forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. As an issuer of penny stock you do not appear to be eligible to rely on the safe harbors provided by these sections.

Response: We have removed references to the PSLRA. However, in the spirit of full disclosure to the general public, we believe the forward-looking statement disclosure should still be included in the registration statement even if the safe harbor protections do not apply.

Risk Factors, page 5

3.	Please add risk factor disclosure acknowledging that your auditor, Olayinka Oyebola & Co. (Chartered Accountants), and its principal, Olayinka Oyebola, have been charged by the Securities and Exchange Commission with aiding and abetting violations of the antifraud provisions of the federal securities laws. Acknowledge that the relief sought includes potential civil penalties as well as permanent injunctive relief, including an order permanently barring your auditor from acting as an auditor or accountant for U.S. public companies or providing substantial assistance in the preparation of financial statements filed with the Securities and Exchange Commission. Explain how such charges and such penalties, if imposed, would impact you and any investment in your securities. Refer to the Securities and Exchange Commission’s press release, available at https://www.sec.gov/newsroom/pressreleases/2024-157.

Response: We have updated the Registration Statement as requested.

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Plan of Distribution, page 9

4.	We note your disclosure that the selling stockholders may utilize "purchases by a broker-dealer as principal and resale by the broker-dealer for its account.” Please confirm your understanding that the retention by a selling stockholder of a broker- dealer would constitute a material change to your plan of distribution requiring a post- effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Response: We confirm we understand that the retention of a broker-dealer by a selling stockholder would constitute a material change to our plan of distribution and, thus, would require an amendment to this Registration Statement. (See Item 17 UNDERTAKINGS, Paragraph 1(iii)).

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 30

5.	Please revise to include the Series A preferred stock in the beneficial ownership table and add cover page disclosure regarding the fact that the ownership of these preferred shares gives Mr. Angell control of the Company. Refer to Item 403(a) of Regulation S-K.

Response: We have updated the Registration Statement as requested.

General

6.	Given the nature of your offering, including the size of the shares outstanding and the amount of shares you are registering, it appears that the transaction may be an indirect primary offering on behalf of the registrant. Please provide us with a detailed legal analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i). For guidance, review Compliance &Disclosure Interpretations 612.09.

Response: Pursuant to Compliance & Disclosure Interpretations 612.09, “[t]he question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

In the present case, the selling shareholder made several loans to the Company in exchange for convertible promissory notes. The notes have issuance dates ranging from June 2022 through May 2024. Rule 144(d)(3)(ii) states, “If the securities…were acquired from the issuer solely in exchange for other securities of the same issuer, the newly acquired securities shall be deemed to have been acquired at the same time as the securities surrendered for conversion or exchange.” Based on this Rule, the shares, when issued, will be deemed to have been issued when the parties originally exchanged the consideration associated with the respective notes. Furthermore, the selling shareholders are not in the business of underwriting securities, nor do they have any relationship with the Company aside from the few loans extended. Finally, while this is not merely a question of who receives the proceeds, it bears mentioning that the Company will not receive any proceeds from the offering. Here, our counsel is of the opinion that each of these factors weigh against the finding of an indirect offering on behalf of the registrant.

We concede that, on its face, the number of shares being registered in the offering does weigh in favor of the finding of an indirect offer on behalf of the registrant. However, there are many factors at play that will ultimately influence whether any shares are issued. Some of these factors include, but are not limited to, market conditions, liquidity, and any cash repayments made by the Company. Based on the totality of the circumstances and in weighing all factors for and against the finding of an indirect offering, we believe there is sufficient evidence against the finding of an indirect offering on behalf of the issuer.

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7.	You disclose in your filing that the selling stockholder may offer shares at "prevailing market prices." You also disclose that your common stock is quoted on the OTC Pink marketplace. Please note that an at-the-market resale offering under Rule 415 is not available for registrants quoted on the OTC Pink marketplace because the OTC Pink marketplace is not an established trading market for purposes of satisfying Item 501(b)(3) of Regulation S-K. Please revise your prospectus to disclose a fixed price at which the selling stockholder will offer and sell its shares until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX, or OTCQB, at which time they may be sold at prevailing market prices.

Response: We have removed the reference to prevailing market prices and have replaced it with an offering price of $0.0001, which is consistent throughout the Registration Statement.

We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please let me know if you need anything further.

Sincerely,

The Marquie Group, Inc.

/s/ Marc Angell

CEO and Director

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